UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 25, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2014

Date, Time and Place: Held on March 21, 2014, by means of teleconference centralized at the Company’s head office, at Alameda Santos, No. 1.357, 6th floor, in the City and State of São Paulo.

Call notice dismissed due to the attendance of the totality of the members of the Board of Directors, in accordance with item 6 of its Internal Regiment.

Attendance: All members in office of the Company’s Board of Directors were present: Messes. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.

Presiding:                                      Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: Due to the resignations received, to approve the nomination of the candidates for the positions of director and alternate directors of the Board of Directors and to submit this proposal to the next Ordinary General Shareholders’ Meeting, to be held on April 25, 2014.

Resolutions:

Due to the resignations of Messes. José Armando de Figueiredo Campos to the position of Independent Director and Gilberto Lara Nogueira and Mário Antônio Bertoncini to the positions of Alternate Directors, the Chairman of the Board of Directors has expressed, on behalf of the Company’s Board of Directors, its gratitude to such prestigious colleagues in recognition for their dedication while performing their duties as members of this Board.

It was determined forthwith that (i) pursuant to the terms of the resignation letter received, Mr. José Armando de Figueiredo Campos shall remain in office as an Independent Director until April 24, 2014, so that his resignation shall be effective as from April 25, 2014, in which date the next Ordinary General Shareholders’ Meeting shall take place with the purpose of, among other matters, elect the respective substitute and (ii) in respect of the vacancy of the positions of Alternate Directors, such positions shall remain vacant until the abovementioned Ordinary General Shareholders’ Meeting.

In view of the above, Mr. José Armando de Figueiredo Campos hereby refrains from the resolutions to be voted in this meeting.

The Chairman of the Board of Directors proposed forthwith to the Directors present to this meeting who, by majority of votes, without any disclaimers and/or restraints, have decided to approve:

(i) the nomination of Mr. Marcos Barbosa Pinto, who is currently a member of the Company’s Financial Committee, for the position of Independent Director, previously occupied by Mr. José Armando de Figueiredo Campos;

(ii) the nomination of Mr. Armínio Fraga Neto as Alternate Director for the sitting director Mr. Marcos Barbosa Pinto;

(iii) the nomination of Mr. Sergio Augusto Malacrida Junior and the reallocation of the Alternate Directors, due to the resignations presented by Messes. Gilberto Lara Nogueira and Mário Antônio Bertoncini, as follows:

(a) Mrs. Maria Paula Soares Aranha as Alternate Director of Director José Luciano Duarte Penido, whose position is currently occupied by Mr. Paulo Henrique de Oliveira Santos;

(b) Mr. Paulo Henrique de Oliveira Santos as Alternate Director of Director Raul Calfat, whose position was occupied by Mr. Gilberto Lara Nogueira;

(c) Mr. Sergio Augusto Malacrida Junior as Alternate Director of Director João Carvalho de Miranda, whose position was occupied by Mr. Mário Antônio Bertoncini.

Therefore, the following proposal relating to the composition of the Board of Directors shall be submitted to the next Ordinary General Shareholders’ Meeting of the Company, to be held on April 25, 2014:

Name	Position
José Luciano Duarte Penido	Chairman of the Board of Directors (Sitting Member)
Maria Paula Soares Aranha	Board of Directors (Alternate)
Alexandre Gonçalves Silva – independente	Board of Directors (Sitting Member)
José Écio Pereira da Costa Júnior	Board of Directors (Alternate)
Alexandre Silva D’Ambrosio	Board of Directors (Sitting Member)
Eduardo Borges de Andrade Filho	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Sitting Member)
Samuel de Paula Matos	Board of Directors (Alternate)
Eduardo Rath Fingerl	Board of Directors (Sitting Member)
Leonardo Mandelblatt de Lima Figueiredo	Board of Directors (Alternate)
João Carvalho de Miranda	Deputy Chairman of the Board of Directors (Sitting Member)
Sergio Augusto Malacrida Junior.	Board of Directors (Alternate)
Julio Cesar Maciel Ramundo	Board of Directors (Sitting Member)
Laura Bedeschi Rego de Mattos	Board of Directors (Alternate)
Marcos Barbosa Pinto - independente	Board of Directors (Sitting Member)
Armínio Fraga Neto	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Sitting Member)
Paulo Henrique Oliveira Santos	Board of Directors (Alternate)

The members hereby nominated shall be submitted for approval of the shareholders in the next Ordinary General Shareholders’ Meeting, to be held on April 25, 2014 and shall remain in office until the end of the current 2-year term of office, that shall end upon consummation of the Ordinary General Shareholders’ Meeting in the fiscal year of 2015.

It is also stated that the members of the Board of Directors, elected in the Ordinary General Shareholders’ Meeting held on April 26, 2013 shall remain in office and comply with their current 2-year term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2015.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by members present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, March 21, 2014

We certify that the present instrument is a true copy of the original version recorded in the appropriate book at the Company’s head office.

Presiding:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO